

March 7, 2014

<u>Via E-mail</u>
Robert Miller
Chief Legal Officer and Secretary
King Digital Entertainment plc
Tenth Floor
Central Saint Giles
1 St. Giles High Street
London WC2H 8AG
United Kingdom

> **Re:** **King Digital Entertainment plc**
> **Registration Statement on Form F-1**
> **Filed February 18, 2014**
> **File No. 333-193984**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1.   We note that this filing now lists an additional seven underwriters on the prospectus cover page. Please confirm to us that the underwriters presented below Barclays, Deutsche Bank, and RBC Capital Markets are managing underwriters.

<u>Use of Proceeds, page 40</u>

2.   You added disclosure on page 67 under "Dividends and Other Payments" that in connection with the completion of this offering you will pay employees holding discretionary bonus units. Please tell us why you are not including this payment under your "Use of Proceeds" disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 55

3.   On page 56, you state that average MUPs decreased "as a result of the seasoning of our older games in certain markets." Please disclose the games and markets to which you refer. Likewise, provide similar disclosure with regard to the markets you reference in the last sentence on page 57.

Related Party Transactions

Registration Rights Agreement, page 116

4.   Please identify the parties to the Registration Rights Agreement.

Consolidated Statements of Operations, page F-3

5.   We note your disclosure on page 11 that the pro forma consolidated financial position gives effect to the conversion of certain outstanding shares prior to the completion of the offering. Please tell us whether the conversion of these shares will result in a reduction of your historical earnings per share and if so, what consideration was given to disclosing pro forma earnings per share on the face of your Consolidated Statements of Operations and including footnote disclosure to support your calculation.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

(a) Virtual items, page F-16

6.   We note your change in revenue recognition policy related to consumable items purchased in multiple item packs where revenue is recognized at the time the final item in the multiple item pack is consumed. Please tell us the reason for this change and your basis for recognizing revenue at the time the final item is consumed. In this regard, please clarify why revenue is not recognized as each item in the multiple item pack is consumed. Please also tell us when this change was effected and which of your games this applies to and provide us with an example.

7.   We note your disclosure that revenue from the sale of virtual items with virtual currency is recognized by multiplying the price of the item denominated in the virtual currency by the cost per virtual currency unit which is based on the maximum weighted-average unit

cost a player could have paid during the period. Please further explain how the amount of revenue to be recognized is determined, including the specific details related to the calculation of cost per virtual currency unit, and clarify this by providing us with an example.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP